                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 11-K/A

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

        For the fiscal year ended December 31, 2001


                                       OR


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

        For the transition period from __________ to ____________


                Commission file number 001-31342


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        VERIDIAN RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              VERIDIAN CORPORATION
                       1200 South Hayes Street, Suite 1100
                            Arlington, Virginia 22202

        The following is an amended Annual Report on Form 11-K/A of the Veridian Retirement Savings Plan for the fiscal year ended December 31, 2001. The Annual Report is being amended to include the conformed signature of KPMG LLP on the Independent Auditors' Report which was inadvertently omitted from the original filing.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                        VERIDIAN RETIREMENT SAVINGS PLAN

                                Table of Contents

                           December 31, 2001 and 2000


                                                                                             PAGE


Independent Auditors' Report...................................................................1

Statements of Net Assets Available for Benefits................................................2

Statements of Changes in Net Assets Available for Benefits.....................................3

Notes to Financial Statements................................................................4-9

Supplemental Schedule H, Line 4(i) - Schedule of Assets Held for Investment
Purposes at End of Year.......................................................................10

                          INDEPENDENT AUDITORS' REPORT


To the Trustees
Veridian Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Veridian Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Veridian Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2001 financial statements taken as a whole.




/s/ KPMG LLP

September 13, 2002

                        VERIDIAN RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                             ASSETS                                     2001            2000
                                                                    --------------  --------------
Investments at fair value:
    Shares of registered investment companies                     $ 279,552,632     134,335,173
    Units of pooled separate accounts                                43,198,418             --
    Veridian Company Stock Fund                                      33,840,346      28,067,632
    Participant loans receivable                                      5,407,856       2,933,076
                                                                    --------------  --------------
                                                                    361,999,252     165,335,881
Investments at contract value:
    Veridian Stable Value Fund                                       34,987,573      35,628,281
    Vanguard Retirement Savings Trust                                 7,047,283         217,605
                                                                    --------------  --------------
                Total investments                                   404,034,108     201,181,767
Employer contributions receivable                                     5,039,088         678,457
                                                                    --------------  --------------
                Net assets available for benefits                 $ 409,073,196     201,860,224
                                                                    ==============  ==============

See accompanying notes to financial statements.

                        VERIDIAN RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                            2001            2000
                                                                        --------------  --------------
Additions to net assets:
    Investment income:
      Net appreciation in Veridian Company Stock Fund, at
        estimated fair value                                          $         --          258,687
      Interest and dividends on shares of registered investment
        companies and common collective trust                            10,737,816      11,455,386
      Gains on sales of shares of registered investment
        companies and common collective trust                               558,015             --
      Interest on participant loans                                         395,148         243,114
                                                                        --------------  --------------
                                                                         11,690,979      11,957,187
    Employee contributions                                               25,789,251      10,580,737
    Employer contributions                                               20,952,452       2,947,467
    Assets transferred from affiliated defined-contribution plans       226,144,384             --
                                                                        --------------  --------------
                Total additions                                         284,577,066      25,485,391
                                                                        --------------  --------------
Deductions from net assets:
    Net unrealized depreciation in fair value of shares in registered
      investment companies                                               28,101,238      15,721,334
    Net unrealized depreciation in fair value of units in pooled
      separate accounts                                                   4,044,814             --
    Losses on sales of shares of registered investment companies          4,821,160         227,990
    Net depreciation in Veridian Company Stock Fund, at
      estimated fair value                                                2,653,412             --
    Benefits paid to participants                                        37,730,585      15,588,073
    Other deductions                                                         12,885           6,057
                                                                        --------------  --------------
                Total deductions                                         77,364,094      31,543,454
                                                                        --------------  --------------
                Net increase (decrease)                                 207,212,972      (6,058,063)
Net assets available for benefits:
    Beginning of period                                                 201,860,224     207,918,287
                                                                        --------------  --------------
    End of period                                                     $ 409,073,196     201,860,224
                                                                        ==============  ==============

See accompanying notes to financial statements.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                              --------------------

                          NOTES TO FINANCIAL STATEMENTS


(1)     DESCRIPTION OF PLAN

        The following description of the Veridian Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        (a)     GENERAL

                The Plan is a defined contribution plan covering substantially all employees of Veridian Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

                Effective January 1, 2001, the Company merged the Pacific-Sierra Pension Plan, the MRJ, Inc. Employees Retirement Savings 401(k) Plan, the Trident Data Systems, Inc. 401(k) Plan, the ERIM International, Inc. 401(k) Supplemental Retirement Plan, and the ERIM International, Inc. Retirement Plan (the "ERIM Plan") (collectively the "Former Plans") into the Plan. Participant contributions of the Former Plans were deposited into their respective plan through December 31, 2000. Effective January 1, 2001, participants of the Former Plans became eligible to participate in, and were enrolled in, the Plan.

        (b)     ELIGIBILITY

                Substantially all employees are eligible to participate in the Plan on their initial hire date and may choose to start their income deferral at the beginning of any month thereafter.

        (c)     CONTRIBUTIONS

                Effective January 1, 2001, participants may elect to contribute between 0.5 percent and 16 percent of their annual pre-tax compensation. Participants may also make voluntary post-tax contributions in amounts ranging from 0.5 percent to 16 percent of their annual compensation. The combined amount of the pre-tax salary deferrals and the voluntary post-tax contributions is limited to 16 percent of a participant's annual compensation, and to 12 percent of annual compensation for those participants deemed to be highly-compensated participants or that are employed by a certain operating division of the Company. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                The Company provides matching contributions equal to 100 percent of participants' pre-tax salary and voluntary post-tax contributions, up to a maximum of 3 percent of participants' compensation. Matching contributions are made quarterly to those participants who are actively employed on the last calendar day of the quarter, and are based on quarterly compensation, pre-tax salary deferral and voluntary post-tax contributions. The Company also provides quarterly profit sharing contributions of 3 percent to 6 percent of compensation to those participants actively employed on the last calendar day of the quarter. The Company also may elect to make discretionary contributions based on annual results. Discretionary contributions are allocated to participants employed on the last day of the Plan year.

                Prior to January 1, 2001, participants were permitted to contribute up to 16 percent of their pre-tax salary. Participants could also contribute salary on an after-tax basis, as allowed by the Plan, and amounts representing distributions from other qualified defined benefit or defined contribution plans.

                On a quarterly basis, the Company matched 100 percent of up to the first 3 percent of the participant's quarterly compensation.

                The Company also had the option to contribute up to an additional 2 percent of the participants' contributions based upon Company performance, and the option to make other discretionary contributions. The amounts of any performance-based and other discretionary contributions were determined annually by the Board of Directors. Performance-based and other discretionary contributions were allocated equally among participants, or in proportion to their compensation, as stipulated by the Plan.

                Contributions are subject to certain limitations as imposed by the Plan and the Internal Revenue Service.

        (d)     PARTICIPANT ACCOUNTS

                The Plan establishes and maintains an account in the name of each participant to which contributions, net earnings, and distributions are credited.

                The allocation of net earnings or losses to each participant's account is based on the ratio of the valuation of the respective individual account balance to the valuation of all Plan account balances as of the valuation for each plan year. The amount of the benefit to which a participant is entitled is the amount provided from the participant's vested account.

        (e)     INVESTMENT OPTIONS

                The Plan allows participants to direct their contributions among several investment options, generally in registered investment companies. Employer contributions are invested in the same funds in which the participant has elected to invest deferral contributions. Participants may change their investment elections at any time. The Plan also allows participants to invest in Veridian Corporation common stock (the Veridian Company Stock Fund) during an annual stock window, a period of two weeks each year during which participants purchase and sell, within the Plan, interests in the Veridian Company Stock Fund.


                The investments in the pooled separate accounts represent investments transferred from the ERIM Retirement Plan. Plan participants are not permitted to direct any further contributions to or trade into these investments.

        (f)     PARTICIPANT LOANS RECEIVABLE

                Participants may borrow up to 50 percent of their vested account balance, up to a maximum loan balance of $50,000. The minimum loan as permitted by the Plan is $1,000. Loan terms range from one to five years unless the loan is used to purchase a primary residence. Upon termination, participants may elect to repay the loan before receiving a distribution of vested amounts, or recognize the balance as taxable income. Principal and interest is repaid ratably through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at prevailing rates as determined by the trustee. Interest rates range from 6.50 percent to 10.50 percent.

        (g)     VESTING

                Prior to January 1, 2001, except for certain contributions made to plans merged into the Plan prior to January 1, 2000, participants were immediately vested in their pre-tax deferral and voluntary post-tax contributions, their allocated portion of performance based contributions and other discretionary contributions, employer matching contributions, and the earnings thereon.

                Effective January 1, 2001, participants vest immediately in all pre-tax salary deferral, voluntary post-tax, rollover and company matching contributions. Participants employed prior to January 1, 2001 also vest immediately in 100 percent of the Company's profit-sharing and discretionary contributions. Participants joining the Company since January 1, 2001 become 25 vested in profit-sharing and discretionary contributions upon 2 years of service, and continue to vest in 25 percent increments with each additional year of service.

        (h)     FORFEITURES

                Participants are 100 percent vested immediately in all participant and Company matching contributions made to the Plan. Profit-sharing and discretionary contributions vest as described in note 1(g) above. Any balances that were transferred into the Plan as result of a plan merger are subject to the vesting schedules originally applicable in the merged plan prior to its merger with the Veridian Retirement Savings Plan. Upon termination, non-vested balances are deemed to be forfeited to the Plan.

                Forfeitures may be used to reduce future Company contributions. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $1,252,355 and $368,921, respectively. During 2001, $798,640 of forfeitures were applied to reduce employer contributions. Forfeited account balances were not applied to reduce employer contributions during 2000.

        (i)     PAYMENT OF BENEFITS

                Upon termination of services due to normal or early retirement, participants who are entitled to a distribution receive a lump-sum payment, regular installments, or a combination of both payments at retirement and regular installments thereafter.

        (j)     ADMINISTRATIVE EXPENSES

                Administrative expenses, other than investment fees, are paid by the employer and, accordingly, are not reflected in the accompanying financial statements.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)     BASIS OF ACCOUNTING

                The financial statements of the Plan are prepared under the accrual basis of accounting.

        (b)     INVESTMENT VALUATION AND INCOME RECOGNITION

                The Plan's investments are generally reported at fair value, or contract value which approximates fair value.

                The mutual fund shares of registered investment companies are valued at the last reported sales price on the last business day of the fiscal year. Investments in the pooled separate accounts are considered fully benefit responsive and are reported at fair value of the underlying mutual funds that in turn are valued based on the last reported sales price on the last business day of the fiscal year. Shares of the Vanguard Retirement Savings Trust and the Veridian Stable Value Fund, which invest primarily in investment contracts issued by insurance companies and banks, are recorded at contract value, which approximates fair value. The Plan's investment in the Prime Money Market Fund is valued based on the fair value of the underlying assets held in the fund. Participant loans receivable are valued at cost, which approximates fair value.

                The value of the Plan's investment in the Veridian Company Stock Fund during 2000 and 2001 was determined by the Plan's Trustees, based on a variety of data including the results of an independent appraisal and other factors to determine the price that is most indicative of fair market value. At

                December 31, 2001 and 2000, common shares of Veridian Corporation were not publicly traded, and there was no readily ascertainable market value for the Plan's investment in the Veridian Company Stock Fund at this date.

                Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

        (c)     BENEFIT PAYMENTS

                Benefits are recorded when paid.

        (d)     USE OF ESTIMATES

                The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes therein during the reported period. Actual results could differ from those estimates.

        (e)     NEW ACCOUNTING PRONOUNCEMENTS

                In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. These statements require that all derivative instruments be recorded on the statement of net assets available for benefits at their respective fair values with changes in those fair values recognized in the statement of changes in net assets available for benefits.

                SFAS No. 133 and SFAS No. 138 are effective for all years beginning after 2000. The Plan will adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The plan administrator has determined there was no impact upon adoption.

(3)     INVESTMENTS

        The following summarizes the fair values of investments which exceed 5 percent of the Plan's net assets:

                                                                     DECEMBER 31,
                                                                2001             2000
                                                             ----------       ----------
Interest in registered investments companies:
    Vanguard 500 Index Fund                                  68,617,004       47,179,963
    Vanguard PRIMECAP Fund                                   22,319,303       10,117,743
    Vanguard U.S. Growth Fund                                     *           10,874,543
    Vanguard Wellington Fund                                 48,053,566       29,844,471
    Veridian Stable Value Fund                               34,987,573       35,628,281
    Veridian Company Stock Fund                              33,840,346       28,067,632
    TIAA-CREF Stock Account                                  29,270,464            *


        * Less than 5 percent of the Plan's net assets.

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                   2001            2000
                                                              --------------  --------------
Shares of registered investment companies
    and common collective trust                            $    (32,364,383)    (15,949,324)
Units in pooled separate accounts                                (4,044,814)             --
Investment in Veridian Company Stock Fund                        (2,653,412)        258,687
                                                              --------------  --------------
                                                           $    (39,062,609)    (15,690,637)
                                                              ==============  ==============


(4)     INVESTMENT CONTRACTS

        The Plan invests in a guaranteed investment contract (the "Contract") with Aetna Life Insurance Company ("Aetna"). Aetna maintains the contributions in a collective trust, credits the account with earnings on the underlying investments, and charges it for Plan withdrawals.

        The contract is included in the financial statements at contract value as reported by Aetna, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less withdrawals. Crediting interest rates are determined at least quarterly and are based on returns on new investments, as well as the returns on past investments still held by the collective trust. The yield at December 31, 2001 and 2000 was 4.41 percent and 4.97 percent, respectively. The contract value was $3,042,229 and $4,278,986 at December 31, 2001 and 2000, respectively.

        The Plan also invests in the Vanguard Retirement Savings Trust (the "Savings Trust"), a tax-exempt collective trust offered by the Vanguard Fiduciary Trust Company. The Savings Trust invests in fixed income investments, primarily investment contracts issued by high-quality insurance companies and banks. The Plan's investment in the Savings Trust of $38,992,627 and $31,566,900 at December 31, 2001 and 2000,
        respectively, is included in the financial statements at contract value, which approximates fair value. In determining fair value, Vanguard considers such factors such as the benefit-responsiveness of the investment contracts, the ability of the financial institution issuing the contract to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to Plan participants to be at amounts other than contract value.

        The Savings Trust pays a blended rate derived from the rates of its underlying investments. The average yield for 2001 and 2000 was 6.13 percent and 6.24 percent, respectively, and the effective yield at December 31, 2001 and 2000 was 6.06 percent and 6.19 percent, respectively. There are no reserves against contract value for credit risk of the various contracted parties the Savings Trust invests.

        The Veridian Stable Value Fund is comprised of a portion of the Plan's investment in the Savings Trust totaling $31,945,344 and $31,349,295 at December 31, 2001 and 2000, respectively, and the Plan's investment in the guaranteed investment contract with Aetna.

(5)     PARTY-IN-INTEREST TRANSACTIONS

        Certain Plan investments are managed by The Vanguard Group and the Teachers Insurance and Annuity Association - College Retirement Equities Fund (TIAA-CREF). The Vanguard Group and TIAA-CREF are also trustees and custodians as defined by the Plan, and therefore, qualify as a party-in-interest to the Plan in regard to transactions related to these funds. The Plan also invests in the common stock of the Plan sponsor. Balances invested with parties-in-interest are as follows:

                                                                    DECEMBER 31,
                                                               2001              2000
                                                          -------------      -----------
    The Vanguard Group                                    $ 321,587,488      170,181,059
    TIAA-CREF                                                43,198,418              --
    Veridian Company Stock Fund                              33,840,346       28,067,632
    Plan Particiapnts                                         5,407,856        2,933,076


(6)     PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such manner as the Company may determine.

(7)     TAX STATUS

        In connection with Plan amendments made effective January 1, 2001, the plan sponsor has requested the Internal Revenue Service (the IRS) to provide a determination as to whether the Plan and its underlying trust are designed in accordance with the applicable sections of the Internal Revenue Code (the IRC). Prior to January 1, 2001, the IRS had determined and informed the plan sponsor by a tax determination letter that the Plan and related trust were designed in accordance with the applicable sections of the IRC. The plan sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(8)     SUBSEQUENT EVENT

        On May 16, 2002, the Company affected a 1.33-for-1 stock split of the Company's class B common stock. The share amounts relating to the Veridian Company Stock Fund's interest in Class B common stock have been restated to reflect the stock split. In addition, the Company affected the conversion of Class B common stock to common stock on a share-for-share basis. The stock split and conversion had no effect on the fair value of the Plan's investment in the Veridian Company Stock Fund.

        Also, effective June 5, 2002, the Company completed the initial public offering of 15,525,000 shares of its common stock.

                        VERIDIAN RETIREMENT SAVINGS PLAN

                      Supplemental Schedule H, Line 4(i) -
                Schedule of Assets Held for Investment Purposes

                             As of December 31, 2001

                                              IDENTITY OF ISSUER, BORROWER LESSOR,                  CURRENT
IDENTITY OF PARTY INVOLVED                    OR SIMILAR PARTY                                       VALUE
--------------------------------------------  -------------------------------------------------  ---------------
Investments in shares of registered investment companies:

   *    The Vanguard Group                    AIM Constellation Fund, A Shares                 $   4,492,866
   *    The Vanguard Group                    American Century Ultra Fund                          6,958,671
   *    The Vanguard Group                    Baron Asset Fund                                     5,912,602
   *    The Vanguard Group                    Fidelity Contrafund                                  9,653,255
   *    The Vanguard Group                    Fidelity Dividend Growth Fund                        6,379,297
   *    The Vanguard Group                    Janus Worldwide Fund                                 4,767,195
   *    The Vanguard Group                    Templetion World Class Fund, Class 1                 1,668,900
   *    The Vanguard Group                    Vanguard 500 Index Fund                             68,617,004
   *    The Vanguard Group                    Vanguard Explorer Fund                                 923,917
   *    The Vanguard Group                    Vanguard Extended Market Index Fund                  4,744,218
   *    The Vanguard Group                    Vanguard International Growth Fund                  12,134,825
   *    The Vanguard Group                    Vanguard Prime Money Market Fund                    19,982,812
   *    The Vanguard Group                    Vanguard PRIMECAP Fund                              22,319,303
   *    The Vanguard Group                    Vanguard ST Federal Fund                             4,198,591
   *    The Vanguard Group                    Vanguard Total Bond Market Index Fund               11,760,976
   *    The Vanguard Group                    Vanguard U.S. Growth Fund                           10,889,969
   *    The Vanguard Group                    Vanguard Wellington Fund                            48,053,566
   *    The Vanguard Group                    Vanguard Windsor Fund                               16,684,171
   *    The Vanguard Group                    Vanguard Windsor II Fund                            11,885,464
   *    The Vanguard Group                    Washington Mutual Investors Fund, Class A            7,525,030
                                                                                                 ---------------
                                            Total investments in shares in registered
                                              investment companies                               279,552,632
                                                                                                 ---------------

Investments in pooled separate accounts:

   *    TIAA-CREF                             CREF Stock Account                                  29,270,464
   *    TIAA-CREF                             CREF Global Equities Account                         1,411,835
   *    TIAA-CREF                             CREF Equity Index Account                            1,282,280
   *    TIAA-CREF                             CREF Growth Account                                  3,283,451
   *    TIAA-CREF                             CREF Social Choice Account                              54,897
   *    TIAA-CREF                             CREF Bond Market Account                             1,793,097
   *    TIAA-CREF                             CREF Inflation-Linked Bond Market Account              499,687
   *    TIAA-CREF                             CREF Money Market Account                            3,641,660
   *    TIAA-CREF                             CREF Real Estate Account                             1,961,047
                                                                                                 ---------------
                                            Total investments in pooled separate accounts         43,198,418
                                                                                                 ---------------

Investments in guaranteed investment contracts and collective trust:

   *    The Vanguard Group                    Veridian Stable Value Fund                          34,987,573
   *    The Vanguard Group                    Vanguard Retirement Savings Trust                    7,047,283
                                                                                                 ---------------
                                            Total investments in guaranteed investment
                                              contracts and collective trust                      42,034,856
                                                                                                 ---------------

   *    Veridian Corporation                  Veridian Company Stock Fund, 2,485,238 shares       33,840,346
   *    Plan Participants                     Participant loans receivable, 6.50% to 10.5%         5,407,856
                                                                                                 ---------------
                                            Total assets held for investment purposes          $ 404,034,108
                                                                                                 ===============
   *      Denotes party in interest

        See accompanying independent auditors report

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       VERIDIAN RETIREMENT SAVINGS PLAN



                                                       By:               /s/ David H. Langstaff
                                                            --------------------------------------
                                                                          David H. Langstaff
                                                                          Co-Trustee


                                                       By:               /s/ James P. Allen
                                                            -------------------------------------
Date: September 18, 2002                                                  James P. Allen
                                                                          Co-Trustee
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